SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 11-K
ANNUAL REPORT
PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

☑	Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934
For the fiscal year ended: December 31, 2007

☐	Transition report pursuant to Section 15(d) of the Securities Exchange Act of 1934
For the transition period from                      to
Commission File Number: 1-11024
A.	Full title of plan and address of the plan, if different from that of the issuer named below:
CLARCOR 401(k) Retirement Savings Plan
B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
CLARCOR Inc.
840 Crescent Centre Drive
Suite 600
Franklin, TN 37067

CLARCOR 401(k)
Retirement Savings Plan
Financial Statements and
Supplemental Schedule
As of and for the Years Ended
December 31, 2007 and 2006

CLARCOR 401(k)
Retirement Savings Plan
Contents

Report of Independent Registered Public Accounting Firm	3

Financial Statements
Statements of Net Assets Available for Benefits	4
Statements of Changes in Net Assets Available for Benefits	5-6
Notes to Financial Statements	7-11

Supplemental Schedule
Schedule of Assets (Held at End of Year)	13-14

Note:	Supplemental schedules required by the Employee Retirement Income Security Act of 1974 not included herein are deemed not applicable to the CLARCOR 401(k) Retirement Savings Plan.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Plan Committee of the CLARCOR 401(k) Retirement Savings Plan
We have audited the accompanying statements of net assets available for benefits of the CLARCOR 401(k) Retirement Savings Plan (the “Plan”) as of December 31, 2007 and 2006, and the related statements of changes in net assets available for benefits for the years ended December 31, 2007 and 2006. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2007 and 2006, and the changes in net assets available for benefits for the years ended December 31, 2007 and 2006, in conformity with U.S. generally accepted accounting principles.
Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2007 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.
Nashville, Tennessee
June 25, 2008

CLARCOR 401(k)
Retirement Savings Plan
Statements of Net Assets Available for Benefits

December 31,	2007	2006

Assets

Investments, at fair value
Common/collective trust	$10,242,100	$10,079,642
Mutual funds	37,196,295	35,328,330
CLARCOR Inc. common stock fund	4,223,954	4,501,085
Participant loans	1,274,568	1,233,426

Total investments	52,936,917	51,142,483

Receivables
Employer contributions	8,916	20,777
Participant contributions	41,069	93,727

Total receivables	49,985	114,504

Net Assets Available for Benefits	$52,986,902	$51,256,987

See accompanying notes to financial statements.

CLARCOR 401(k)
Retirement Savings Plan
Statements of Changes in Net Assets Available for Benefits

Year ended December 31,	2007	2006

Additions
Investment income
Interest income from common/collective trust	$445,995	$426,984
Dividend income from CLARCOR Inc. Common Stock Fund	26,596	26,408
Interest income from participant loans	107,635	89,284
Dividend income from mutual funds	1,883,086	1,552,717

Total interest and dividends	2,463,312	2,095,393

Net appreciation in fair value of
Mutual funds	251,582	2,585,594
CLARCOR Inc. Common Stock Fund	443,641	490,045

Total net appreciation	695,223	3,075,639

Net gain (loss) on sale of investments
CLARCOR Inc. Common Stock Fund	(1,432)	66,094
Mutual funds	224,432	222,335

Total net gain on sale of investments	223,000	288,429

Total investment income	3,381,535	5,459,461

Contributions
Employer	390,624	436,650
Participant	1,826,203	1,985,820
Rollover	—	48,809
Other additions	175	66,598

Total contributions	2,217,002	2,537,877

Transfers in from CLARCOR 401(k) Plan	—	92,947

Total additions	5,598,537	8,090,285

CLARCOR 401(k)
Retirement Savings Plan
Statements of Changes in Net Assets Available for Benefits

Year ended December 31,	2007	2006

Deductions
Benefits paid to participants	$3,851,596	$3,770,964
Administrative fees	3,591	4,120
Other deductions	13,435	25,766

Total deductions	3,868,622	3,800,850

Net Increase	1,729,915	4,289,435

Net Assets Available for Benefits, at beginning of year	51,256,987	46,967,552

Net Assets Available for Benefits, at end of year	$52,986,902	$51,256,987

See accompanying notes to financial statements.

CLARCOR 401(k) Retirement Savings Plan
Notes to Financial Statements

1.	Description of Plan	The following brief description of the CLARCOR Inc. (the “Company”) 401(k) Retirement Savings Plan (the “Plan”) is provided for general information purposes only. Participants should refer to the Summary Plan Description for a more complete description of the Plan’s provisions.

	General	The Plan is a defined contribution plan. Effective January 1, 2004, the Plan was restated and amended to cover only those eligible employees who elected to continue participation in the CLARCOR Inc. Pension Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

Each year, participants may contribute up to 50% of pretax annual compensation, as defined in the Plan, up to the Internal Revenue Code limitations. Participants may also elect to make after-tax contributions to the Plan up to 10% of the participant’s compensation, and may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans. The Company contributes 50% of the first 3% of pretax compensation that a participant contributes to the Plan.

	Participant Accounts	Each participant’s account is credited with the participant’s contribution and allocations of the Company’s contributions and Plan earnings. Allocations are based on participant account balances, as defined. The only benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account. Participants direct the investment of their contributions into various investment options offered by the Plan. The Plan currently offers a common/collective trust, Company common stock and 22 mutual funds as investment options for participants.

	Vesting	Participants are immediately vested in their contributions, plus actual earnings thereon. Vesting in the Company’s contribution and related earnings portion of their accounts is based on years of continuous service. A participant is vested as follows:

Total years of service	Vested Percentage

1	0%
2	0%
3	100%

CLARCOR 401(k) Retirement Savings Plan
Notes to Financial Statements

Participant Loans	Participants may borrow from their accounts a minimum of $1,000 and participants may have only one loan outstanding. Loans are repaid through payroll deductions with principal and interest being credited to the participants’ account balances. Loans may not exceed the lesser of 50% of the participant’s vested balance or $50,000 and loans are to be repaid over a period of time not to exceed five years, unless used for the purchase of a principal residence, in which case the payback period may not exceed 15 years. The loans are collateralized by the balance in the participant’s account and bear interest at the prime rate plus 2% at the time of the loan.

Payment of Benefits	Upon termination of service, death, disability or retirement, participants, or their beneficiaries, will receive lump-sum benefit payments. Benefits paid are equal to the value of the participant’s vested interest in his or her account.

Subject to certain provisions specified in the Plan agreement, employed participants may withdraw their after-tax contributions and related earnings. Withdrawals from the Plan may also be made upon circumstances of financial hardship in accordance with provisions specified in the Plan.

Forfeited Accounts	Forfeitures are used to reduce future Company contributions. No forfeitures were incurred or used to reduce Company contributions during 2007 or 2006.

Administrative Expenses	The Company pays substantially all of the Plan’s administrative expenses.

CLARCOR 401(k) Retirement Savings Plan
Notes to Financial Statements

2.	Summary of Significant Accounting Policies

	Basis of Accounting	The financial statements of the Plan are prepared under the accrual method of accounting.

	Use of Estimates	The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires Plan management to make estimates and assumptions that affect the reported amounts of net assets available for benefits at the date of the financial statements and the changes in net assets available for benefits during the reporting period and, when applicable, disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

	Risks and Uncertainties	The Plan provides for various investment options in any combination of stocks, bonds, fixed income securities, mutual funds and other investment securities. Investment securities are exposed to various risks, such as interest rate, market valuation and credit risks. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks could materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits and the statement of changes in net assets available for benefits. Individual participants’ accounts bear the risk of loss resulting from fluctuations in fund values.

Investment Valuation	The Plan’s investments are stated at fair value. Quoted market prices are used to value investments. Shares of mutual funds and shares of the common/collective trust are valued at the net asset value of shares or units held by the Plan at year end. The Company common stock fund is valued at the year end unit closing price, based on the quoted market price of the Company common stock plus uninvested cash. Participant loans are valued at cost which approximates fair value.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

	Payment of Benefits	Benefits are recorded when paid.

CLARCOR 401(k) Retirement Savings Plan
Notes to Financial Statements

3.	Significant Investments	The fair value of individual investments that represent 5% or more of the Plan’s net assets are as follows:

December 31,	2007	2006

CLARCOR Inc. Common Stock Fund	$4,223,954	$4,501,085
Vanguard 500 Index Fund	11,217,806	11,608,711
Vanguard Wellington Fund	9,460,543	8,744,642
Vanguard Windsor II Fund	3,704,000	3,969,782
Vanguard Retirement Savings Trust	10,242,100	10,079,642

4.	Related-Party Transactions	The Plan invests in shares of mutual funds managed by an affiliate of Vanguard Fiduciary Trust Company. Vanguard Fiduciary Trust Company acts as trustee for only those investments as defined by the Plan. Transactions in such investments qualify as party-in-interest transactions which are exempt from the prohibited transaction rules. Fees paid by participants of the plan for annual loan and redemption fees amounted to $3,591 and $4,120 for the years ended December 31, 2007 and 2006, respectively.

CLARCOR Inc. Common Stock Fund contains shares of common stock issued by the Company. The Company is the plan sponsor as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions which are exempt from the prohibited transaction rules.

5.	Plan Termination	Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their employer contributions.

6.	Tax Status	The Internal Revenue Service has determined and informed the Company by a letter dated April 8, 2002 that the Plan and related trust is designed in accordance with applicable sections of the Internal Revenue Code (“IRC”). Although the Plan has been amended since receiving the determination letter, the Plan Administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

CLARCOR 401(k) Retirement Savings Plan
Notes to Financial Statements

7.	Prohibited Transactions	During 2007, the Company determined that collections of certain loans was completed in a period exceeding the maximum allowable term of 5 years for non housing loans as allowed by the Plan. The total principal and interest paid after the allowable 5 year period was $260 for the year ended December 31, 2007.

Supplemental Schedule

CLARCOR 401(k)
Retirement Savings Plan
Schedule of Assets (Held at End of Year)
EIN: 36-0922490
Plan Number: 009
Schedule H, Line 4i

December 31,				2007
					(f)
	(b)	(c)	(d)	(e)	Current
(a)	Identity of Issuer	Description of Investment	Cost	Shares/Units	Value

*	CLARCOR Inc. Common Stock Fund	Company Common Stock	(a)	111,244	$4,223,954
*	Vanguard Retirement Savings Trust	Common/Collective Trust	(a)	10,242,100	10,242,100
*	Vanguard Prime Money Market Fund	Mutual Fund	(a)	951,077	951,077
*	Vanguard Explorer Fund	Mutual Fund	(a)	10,503	747,742
*	Vanguard Wellington Fund	Mutual Fund	(a)	290,023	9,460,543
*	Vanguard Intermediate Term Investment Grade	Mutual Fund	(a)	258,224	2,528,008
*	Vanguard Intermediate Term Treasury Fund	Mutual Fund	(a)	71,218	805,479
*	Vanguard 500 Index Fund	Mutual Fund	(a)	83,003	11,217,806
*	Vanguard Windsor II Fund	Mutual Fund	(a)	118,490	3,704,000
*	Vanguard U.S. Growth Fund	Mutual Fund	(a)	85,912	1,710,506
*	Vanguard International Growth Fund	Mutual Fund	(a)	73,788	1,831,427
*	Vanguard Small Cap Index Fund	Mutual Fund	(a)	16,893	550,363
*	Vanguard Mid Cap Index Fund	Mutual Fund	(a)	44,907	929,571
*	Vanguard Target Retirement Income Fund	Mutual Fund	(a)	1,663	18,513
*	Vanguard Target Retirement 2005 Fund	Mutual Fund	(a)	4,492	53,989
*	Vanguard Target Retirement 2010 Fund	Mutual Fund	(a)	15,499	357,415
*	Vanguard Target Retirement 2015 Fund	Mutual Fund	(a)	123,939	1,618,649
*	Vanguard Target Retirement 2020 Fund	Mutual Fund	(a)	15,266	358,295

CLARCOR 401(k)
Retirement Savings Plan
Schedule of Assets (Held at End of Year)
EIN: 36-0922490
Plan Number: 009
Schedule H, Line 4i

December 31,				2007
					(f)
	(b)	(c)	(d)	(e)	Current
(a)	Identity of Issuer	Description of Investment	Cost	Shares/Units	Value

*	Vanguard Target Retirement 2025 Fund	Mutual Fund	(a)	20,864	$286,251
*	Vanguard Target Retirement 2035 Fund	Mutual Fund	(a)	2,859	41,794
*	Vanguard Target Retirement 2045 Fund	Mutual Fund	(a)	1,648	24,867
*	Participant Loans	Loans to participants	—		1,274,568

					$52,936,917

*	Represents party-in-interest.

(g)	The cost of participant-directed investments is not required to be disclosed.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on their behalf by the undersigned hereunto duly authorized.

CLARCOR 401(k) Retirement Savings Plan
By	/s/ Richard M. Wolfson
Richard M. Wolfson
Vice President, General Counsel and Corporate Secretary CLARCOR Inc.

Date 7/1/2008